SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Stratus Properties Inc.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

863167201
(CUSIP Number)

Oasis Management Company Ltd.
c/o Oasis Management (Hong Kong)
25/F, LHT Tower
31 Queen’s Road Central, Central
Hong Kong
Attention: Phillip Meyer
(852) 2847-7708

with a copy to:

Linklaters LLP
1290 Avenue of the Americas
New York, NY 10104
Attention: Maria Vaz Ferreira, Esq.
(212) 903-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863167201	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Oasis Management Company Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,184,332 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,184,332 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,184,332 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Oasis Investments II Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,184,332 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,184,332 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 863167201	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Seth Fischer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,184,332 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,184,332 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,184,332 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 863167201	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 13, 2017 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on September 23, 2020 (“Amendment No. 2”), and Amendment No. 3 to the Schedule 13D filed with the SEC on January 5, 2021 (“Amendment No. 3”, and together with the Original Schedule 13D and this Amendment No. 4, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.01 per share, of Stratus Properties Inc., a Delaware corporation (the “Issuer”). This Amendment No. 4 is being filed to show the change in percentage of the Shares beneficially owned by each of the Reporting Persons as a result of the change in outstanding Shares of the Issuer as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023. This Amendment No. 4 also reflects the termination of the previously existing Nomination Agreement and Joint Filing Agreement with Ella Benson, pursuant to which her beneficial ownership of the Issuer’s Shares is no longer included in this Schedule 13D. This Amendment No. 4 amends Items 2, 3, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) - (f) of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)
Oasis Management Company Ltd., a Cayman Islands exempted company (“Oasis Management” or the “Investment Manager”), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the “Oasis II Fund”), with respect to the Shares held by the Oasis II Fund;

(ii)	the Oasis II Fund, with respect to the Shares held by it; and

(iii)
Seth Fischer (“Mr. Fischer”), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the Shares held by the Oasis II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 6 of 9 Pages

(b)
The address of the business office of Mr. Fischer is c/o Oasis Compliance, Oasis Management (Hong Kong) 25/F, LHT Tower, 31 Queen’s Road Central, Central, Hong Kong. The address of the business office of each of Oasis Management and the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

(c)
The principal business of: (i) Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including Oasis II Fund, and (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by the deletion of the following:

The Shares beneficially held by Ms. Benson, one of the Nominees (as defined below) were granted to her in the form of restricted stock units by the Issuer in connection with her service on the Board, from 2017 to September 18, 2020, in line with the Issuer’s typical non-employee director compensation policies.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 7,979,164 Shares reported to be outstanding as of March 27, 2023 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 31, 2023.

(b)
See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Oasis II Fund entered into an agreement with each of Ms. Dotter and Mr. De La Garza Diaz (the “Nomination Agreement”) whereby, among other things, Ms. Dotter and Mr. De La Garza Diaz agreed to obtain the consent of Oasis II Fund prior to any purchase or sale of securities of the Issuer occurring prior to the termination of the Nomination Agreement. The Nomination Agreement ceased to be effective upon the conclusion of the 2021 annual meeting of stockholders of the Issuer (the “Annual Meeting”).

On January 5, 2021, Oasis Management, Oasis II Fund and Ms. Benson entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement ceased to be effective upon the conclusion of the 2021 Annual Meeting.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 8 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the deletion of the following:

Exhibit 4:	Form of Nomination Agreement.

Exhibit 5:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 863167201	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2023

OASIS MANAGEMENT COMPANY LTD.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director and General Counsel

OASIS INVESTMENTS II MASTER FUND LTD.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER